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                              June 18, 2024

       Jianfeng Wu
       Co-Chief Financial Officer
       Atour Lifestyle Holdings Limited
       1st Floor, Wuzhong Building
       618 Wuzhong Road
       Minhang District, Shanghai , 201103
       People's Republic of China

                                                        Re: Atour Lifestyle
Holdings Limited
                                                            Form 20-F for the
Fiscal Year Ending December 31, 2023
                                                            Filed April 26,
2024
                                                            File No. 001-40540

       Dear Jianfeng Wu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the fiscal year ending December 31, 2023

       Item 3. Key information, page 1

   1. At the outset of Item 3, provide prominent disclosure about the legal and operational risks associated with being
based in or having the majority of the company   s operations in
                                                        China. Your disclosure
should make clear whether these risks could result in a material change in your
operations and/or the value of your securities or could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. Your disclosure should address how
recent statements and regulatory actions by China   s government, such
                                                        as those related to
data security or anti-monopoly concerns, have or may impact the
                                                        company   s ability to
conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.
 Jianfeng Wu
FirstName  LastNameJianfeng   Wu
Atour Lifestyle Holdings Limited
Comapany
June       NameAtour Lifestyle Holdings Limited
     18, 2024
June 18,
Page  2 2024 Page 2
FirstName LastName
2. Under Implication of the Holding Foreign Companies Accountable Act, please disclose
         the location of your auditor   s headquarters.
Item 3.D. Risk Factors, page 4

3. In your summary of risk factors, disclose the risks that your corporate structure and having
         the majority of the company   s operations in China poses to
investors. In particular,
         describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks elsewhere. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risks Related to Doing Business in China, page 29

4. We note the changes made to your disclosure in this section, including the risk factors on pages 29, 30, 36, and 39, compared to the language used in your initial public offering registration statement. However, it is unclear that there have been changes in the regulatory environment in the PRC since your initial public offering registration statement was filed that would warrant the revised disclosure mitigating the risks related to doing business in China. Please tell us and revise your disclosure in future filings to revert to the language used in your initial public offering registration statement on Form F-1 dated
         November 7, 2022. Additionally, please tell us and revise your disclosure in future filings
         to explain the basis for your statement on page 30 that:    The
overall effect of legislation
         over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China.
Item 5. Operating and Financial Review and Prospects
5E. Critical Accounting Estimates
Customer loyalty program, page 90

5. Please revise your disclosure in future filings to include your estimate of breakage for all periods along with a sensitivity analysis illustrating the impact of the breakage estimate on revenue.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jianfeng Wu
Atour Lifestyle Holdings Limited
June 18, 2024
Page 3

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,
FirstName LastNameJianfeng Wu
                                                         Division of
Corporation Finance
Comapany NameAtour Lifestyle Holdings Limited
                                                         Office of Real Estate
& Construction
June 18, 2024 Page 3
cc:       Kevin Zhang
FirstName LastName